Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS

Minnetonka, MN – May 14, 2018 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the first quarter (“Q1”) ended March 31, 2018, including a discussion of results of operations by segment.

First Quarter 2018 Summary

●	Q1 2018 consolidated sales were $16.8 million, compared to $20.8 million in Q1 2017, and were lower primarily due to a decrease in sales in the Suttle segment and lower revenue at JDL and Net2Edge due to order delays, offset partially by higher sales at Transition Networks.

●	Q1 2018 consolidated net loss was $1.9 million compared to a net loss of $1.5 million in Q1 2017, which included $388,000 of restructuring costs associated with closing Suttle’s Costa Rica facility. The 2018 Q1 losses were primarily driven by operating losses in Suttle, JDL Technologies and Net2Edge.

●	Transition Networks achieved year-over-year improvement in sales and operating income, moving from operating income of $146,000 in Q1 2017 to operating income of $212,000 in the current quarter. The improved results were due to Transition Networks’ 1.7% sales growth and lower operating expenses.

●	Suttle’s Q1 operating loss of $881,000 narrowed from the $1.5 million operating loss in Q1 2017 as margins improved due to pricing changes and product mix and due to Q1 2017’s restructuring costs of $388,000 related to closing its Costa Rica facility.

●	JDL Technologies had an operating loss of $504,000 in Q1 2018 compared to $385,000 in operating income last year driven by lower education revenue offset partially by lower operating expenses.

●	Q1 2018’s consolidated net loss was $1.9 million, or $(0.21) per diluted share, compared to a net loss of $1.5 million, or $(0.17) per diluted share, in Q1 2017. Due to losses sustained in 2015 through 2017, we have applied a tax valuation allowance to the 2018 tax provision resulting in no tax benefit being booked.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “While our consolidated Q1 results don’t reflect the financial progress we originally expected, we are seeing improvements in many segments of the business and have clear plans for the rest. First, the positives. Transition Networks’ business outlook remains positive after seven consecutive profitable quarters. Its new product sales1 were $2.6 million for the quarter and 28% of total sales. Supply chain issues from last year have been addressed and our focus is now on revenue growth with Power-over-Ethernet offerings.

“JDL’s Q1 loss can be explained by approval delays within its primary education customer’s federal funding process and late last week we were informed funding was approved for the customer and therefore we expect a positive recovery in future quarters this year. Net2Edge has experienced some additional revenue delays as customers extended their proof-of-concept stage for Net2Edge’s new products. However, new product orders for Net2Edge were a highlight for the quarter and now stand at close to $1.0 million.

“The impact of the Tier 1 Telecom companies’ continuing pricing pressure and new program delays, industry wide, continues to severely impact Suttle’s operations. Extensive right sizing of operations have taken place and improving margins reflect progress within Suttle. Underutilized capacity in manufacturing operations remains a significant cost issue for Suttle, however. Further, the business is rapidly repositioning its operations to take advantage of the emerging market of home automation and residential Internet of Things (“IOT”), where simplifying the installation process and cyber security remain issues. Our new “Securely Wired” offer, expected to launch third quarter 2018, is expected to take advantage of this emerging growth opportunity.”

Mr. Lacey concluded, “The business transformation process that started in late 2016 continues as we respond to market forces. We certainly are behind where we thought we would be at this time but remain optimistic. In addition, we believe a strong balance sheet with our cash and investments position provides us the stability we need as we seek to return to sales and operating profit growth.”

1 “New product sales” represent sales from new products introduced within the last three years.

Q1 2018 Segment Financial Overview

Transition Networks

(in 000s)	Three Months Ended March 31
	2018	2017
Sales	$9,153	$9,004
Gross profit	3,927	3,885
Operating income	212	146

Transition Networks’ Q1 2018 sales increased $149,000, or 2%, compared to Q1 2017, primarily due to an increase in federal projects. Sales in North America increased $570,000, or 8%, while international sales decreased $421,000, or 22%. Operating expenses in Q1 2018 decreased $24,000 compared to the prior year. Transition Networks’ operating income was $212,000 in Q1 2018, compared to $146,000 in Q1 2017, as margins and operating costs remained consistent.

Suttle

(in 000s)	Three Months Ended March 31
	2018	2017
Sales	$6,973	$8,772
Gross profit	1,375	1,058
Operating loss	(881)	(1,540)

Suttle’s sales decreased 21% to $7.0 million in Q1 2018 from $8.8 million in Q1 2017 due to lower sales of its legacy products. Sales to the major communication service providers decreased 26% to $5.9 million in Q1 2018 from $8.0 million in Q1 2017. Gross margin as a percentage of sales increased to 19.7% from 12.1% in the same period of 2017 primarily due to establishing a new pricing strategy for distributors and discontinuing the sale of several lower margin legacy products. Operating expenses in Q1 2018 decreased $342,000 compared to prior year when Suttle expensed $388,000 in Q1 2017 for restructuring expense related to the closing of its Costa Rica production facility. Operating loss narrowed year over year due to improved margins and the absence of restructuring costs in 2018.

JDL Technologies

(in 000s)	Three Months Ended March 31
	2018	2017
Sales	$710	$2,864
Gross (loss) / profit	(18)	961
Operating (loss) / income	(504)	385

JDL Technologies’ sales decreased 75% to $710,000 in Q1 2018 from $2.9 million in Q1 2017. Revenue from the education sector declined more than we expected with Q1 2018 revenue at $109,000 compared to $2.1 million in Q1 2017. The revenue decline is due to the winding down of the current technology refresh cycle at JDL’s largest customer coupled with funding delays in other planned projects. Operating expenses decreased 16% in 2018 to $486,000, compared to $576,000 in 2017 due to expense reduction measures taken in light of the expected revenue delay in the education sector. Q1 2018 ended with an operating loss of $504,000 compared to operating income of $385,000 Q1 2017.

Net2Edge

(in 000s)	Three Months Ended March 31
	2018	2017
Sales	$165	$357
Gross profit	103	257
Operating loss	(801)	(451)

Net2Edge’s sales decreased 54% to $165,000 in Q1 2018 from $357,000 in Q1 2017 due to delays in the release of new products and longer customer evaluations of its new products. Operating expenses increased 28% in 2018 to $904,000 compared to $708,000 in 2017 due to increased spending on engineering and research and development on new products.

Financial Condition

CSI’s balance sheet at March 31, 2018 included cash, cash equivalents and investments of $17.6 million and working capital of $35.2 million, compared to $18.0 million cash, cash equivalents and investments and $36.5 million working capital at December 31, 2017.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which the Company expects to file on or before May 15, 2018.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, and future growth. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by these statements due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth in this press release should be read in light of these risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.

Mark D. Fandrich

Chief Financial Officer

952-582-6416

mark.fandrich@commsysinc.com

Roger H. D. Lacey

Chief Executive Officer

952-996-1674

Selected Income Statement Data

	Unaudited
	Three Months Ended
	Mar. 31, 2018	Mar. 31, 2017
Sales	$16,773,685	$20,800,079
Gross profit	$5,178,619	$5,965,065
Operating loss	(1,974,221)	(1,459,828)
Loss before income taxes	(1,852,275)	(1,445,501)
Income tax expense	7,570	70,011
Net loss	$(1,859,845)	$(1,515,512)

Basic net loss per share	$(0.21)	$(0.17)
Diluted net loss per share	$(0.21)	$(0.17)
Cash dividends declared per share	$0.04	$0.04

Average basic shares outstanding	9,000,185	8,894,195
Average dilutive shares outstanding	9,000,185	8,894,195

Selected Balance Sheet Data

	Unaudited
	Mar. 31, 2018	Dec. 31, 2017
Total assets	$57,735,514	$58,146,261
Cash, cash equivalents & investments	17,610,613	17,994,407
Working capital	35,230,777	36,506,028
Property, plant and equipment, net	12,233,152	12,624,730
Long-term liabilities	31,401	15,144
Stockholders’ equity	47,485,221	49,170,727